EXHIBIT 99.1

SNDL Announces Update on Arrangement Agreement with 1CM for Acquisition of Ontario Cannabis Stores

EDMONTON, Alberta, May 27, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (Nasdaq: SNDL, CSE: SNDL) (“SNDL”) announces that the transaction relating to the acquisition of the remaining 1CM Inc. (“1CM”) Ontario retail locations, as set out in the amended and restated arrangement agreement dated December 15, 2025 (the “A&R Arrangement Agreement”) is not expected to proceed following a prolonged regulatory review process that extended beyond commercially reasonable timelines contemplated by the parties.

The A&R Arrangement Agreement amended and restated the arrangement agreement dated April 9, 2025 between SNDL and 1CM (the “Original Arrangement Agreement”), pursuant to which SNDL agreed to, among other things, acquire 32 cannabis retail stores operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “Transaction”) for a purchase price of $32.2 million in cash, subject to certain adjustments. Under the terms of the A&R Arrangement Agreement, the Transaction was structured in two stages to align with the status of provincial regulatory approvals, with an outside date of May 31, 2026 (the “Outside Date”) to receive all approvals required for both stages.

The second and final closing (the “Second Closing”) would have involved SNDL's acquisition of 27 cannabis retail stores in Ontario, operating under the Cost Cannabis and T Cannabis banners, for a purchase price of $27.2 million, subject to certain adjustments. The provincial regulatory approvals required in Ontario to complete the Second Closing will not likely be obtained prior to the outside date of May 31, 2026, and as such, the Second Closing is not expected to proceed.

As previously announced on January 7, 2026, SNDL completed the first closing under the A&R Arrangement Agreement, pursuant to which SNDL acquired five cannabis retail stores located in Alberta and Saskatchewan from 1CM. That transaction was completed and remains unaffected by this update.

SNDL intends to reallocate the capital previously reserved for the Ontario acquisition toward share repurchases under its existing Share Repurchase Program. As previously announced on November 21, 2025, the Share Repurchase Program authorizes SNDL to repurchase up to $100 million of its outstanding common shares at prevailing market prices through November 20, 2026.

Under SNDL’s current Share Repurchase Program, SNDL has repurchased more than 5.5 million shares since March 31, 2026, valued at approximately $11.1 million.

"While we were unable to complete the Ontario portion of the transaction, we remain confident in the strength of our retail platform and our ability to deploy capital in ways that generate long-term shareholder value. The continued repurchase of shares reflects a disciplined approach to capital allocation given SNDL’s current valuation," said Zach George, Chief Executive Officer of SNDL.

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL's consumer facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com.

For more information contact:

For SNDL:

Tomas Bottger
SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

Forward-Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding SNDL's expected use of the allocated closing funds for the Transaction under its Share Repurchase Program. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in SNDL's Annual Information Form dated March 11, 2026, and the risk factors included in SNDL’s other public disclosure documents, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. SNDL is not under any obligation, and SNDL expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.